Thermo
ELECTRON CORPORATION

News

FOR IMMEDIATE RELEASE

Media Contact Information:
Lori Gorski
Phone: 781-622-1242
E-mail: lori.gorski@thermo.com
Website: www.thermo.com

Investor Contact Information:
J. Timothy Corcoran
Phone: 781-622-1111
E-mail: tim.corcoran@thermo.com

Thermo Electron Reports 2003 Fourth-Quarter and Year-End Results

WALTHAM, Mass. (February 4, 2004) – Thermo Electron Corporation (NYSE: TMO) today reported GAAP diluted earnings per share (EPS) of $.37 for the fourth quarter of 2003, compared with $.51 in the year-ago period, primarily due to lower gains in 2003 from discontinued operations and the sale of securities. Fourth-quarter revenues were $583.4 million, up 3 percent from $568.7 million a year ago. GAAP operating margin rose to 9.4 percent in the 2003 quarter, versus 6.8 percent in 2002.

Adjusted EPS increased 13 percent for the fourth quarter of 2003 to $.35, compared with $.31 in 2002. Adjusted operating margin rose 140 basis points to 13.5 percent, compared with 12.1 percent a year ago. Adjusted EPS and adjusted operating margin are non-GAAP measures that exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes income from the sale of shares of FLIR Systems and Thoratec Corporation, gains/losses on the early retirement of debt, gains/losses on disposal of discontinued operations, tax provisions/benefits related to the previous items, and benefit from tax credit carryforwards. For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see the accompanying consolidated statements of income.

Organic revenues for the quarter declined 3 percent, including the effect of a $26.8 million shipment of explosives-detection instruments to the U.S. Transportation Safety Agency (TSA) in the fourth quarter of 2002, which lowered the 2003 quarter's growth rate by 5 percent. Organic revenues exclude the effects of currency translation, which increased revenues by 7 percent, and acquisitions/divestitures, which reduced revenues by 1 percent.

For the full year, Thermo reported GAAP diluted earnings per share of $1.20 in 2003, versus $1.73 a year ago, again primarily due to lower gains in 2003 from discontinued operations and from the sale of securities. Adjusted EPS rose 10 percent to $1.09, versus $.99 in 2002. Revenues increased slightly in 2003 to $2.10 billion, compared with $2.09 billion in 2002. GAAP operating margin rose to 8.8 percent in 2003, compared with 7.5 percent a year ago. Adjusted operating margin increased to 11.6 percent, versus 10.8 percent in 2002.

Marijn E. Dekkers, president and chief executive officer of Thermo Electron, said, "We are very pleased to complete 2003 with strong gains in adjusted EPS and operating margins. We also nearly doubled our cash flow from continuing operations over the same quarter a year ago to $115 million. While we continue to improve productivity, I am encouraged by the increase in reported revenues during the quarter in spite of a difficult year-to-year comparison. Our strong focus on growing revenues by providing our customers with better products and services is beginning to pay off.

"No question, the overall tone of business is improving across all our markets. We reported solid revenue growth in our Life and Laboratory Sciences segment, and earnings performance significantly improved in Optical Technologies. We greatly expanded our offerings after completing three acquisitions in the quarter – Jouan, LMSi, and the personal radiation-detection business of Siemens – which add approximately $110 million in annual revenues and are expected to add $.03 to adjusted EPS in 2004. We are making good progress toward our goal of becoming the world's leading instruments company, and are pursuing opportunities for growth with the same intensity that drove our integration efforts over the past few years."

Mr. Dekkers continued, "With good momentum going into 2004, our goal is to report $.25 to $.27 in adjusted EPS for the first quarter and $1.23 to $1.28 for the full year." This guidance excludes approximately $.02 of expense per quarter from the amortization of acquisition-related intangible assets, and also excludes restructuring and other costs/income and gains and losses from the sale of businesses, real estate, and our remaining interest in Thoratec, as well as unusual items we may have in the future.

Life and Laboratory Sciences
The Life and Laboratory Sciences segment reported a significant increase in 2003 fourth-quarter revenues, up 13 percent to $377 million, compared with $333 million in 2002; organic revenues rose 5 percent. The effect of currency translation increased revenues by 8 percent. The organic revenue growth is primarily a result of strong sales of our mass spectrometry instruments and rapid diagnostic tests used to detect flu. GAAP operating margin was 14.9 percent in the 2003 quarter, up from 14.3 percent a year ago. Adjusted operating margin was 18.1 percent in 2003, versus 18.5 percent in 2002.

We continue to broaden both our technology and services offerings. Several new products generated strong orders in the fourth quarter, including the Finnigan LTQ™ FT hybrid and Finnigan LTQ™ linear ion trap mass spectrometers, as well as the Shandon Excelsior™ automated tissue processor. The acquisition of Jouan greatly increases the breadth of our sample preparation equipment offerings, while Laboratory Management Systems, Inc. (LMSi) adds key instrument validation and regulatory consulting expertise to our rapidly growing services business. In addition, we formed a strategic alliance with Johnson & Johnson's Ortho-Clinical Diagnostics business for the distribution of our clinical automation systems in North America.

Measurement and Control
Fourth-quarter revenues in the Measurement and Control segment were $153 million in 2003, versus $176 million in 2002. Organic revenues declined 17 percent compared with the 2002 period, including the sale of explosives-detection instruments to the TSA, which lowered the 2003 quarter's growth rate by 16 percent. The effect of currency translation increased revenues by 5 percent, while acquisitions/divestitures decreased revenues by 1 percent. GAAP operating margin increased to 6.2 percent in 2003, versus 5.6 percent a year ago. Adjusted operating margin was 9.3 percent, down from 10.1 percent in 2002.

Optical Technologies
In the Optical Technologies segment, revenues were $57 million for the fourth quarter of 2003, versus $64 million in 2002; organic revenues declined 11 percent. Although year-to-year revenue comparisons were down, the segment experienced sequential growth in revenues of 9 percent, reflecting the upturn in microelectronics and other industrial markets addressed by our lasers and photonics products. The effect of currency translation increased revenues by 4 percent, but was offset by a divestiture that reduced revenues by the same percentage. GAAP operating margin was negative 1.5 percent for the 2003 period, versus negative 12.1 percent in 2002. The segment

reported a significant rise in adjusted operating margin of 6.1 percent in the 2003 quarter, compared with 0.1 percent last year, resulting mainly from continued productivity gains.

Use of Non-GAAP Financial Measures
In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, and benefit from tax credit carryforwards. We exclude these items because they are outside of our normal operations and, in certain cases, are difficult to forecast accurately for future periods. We also use the concept of organic revenue growth, which excludes the effects of currency translation and acquisitions/divestitures. We believe that the inclusion of such measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

Specifically:

- We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities, in connection with the final phase of our overall reorganization, which we expect will be substantially complete in 2004. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

- We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 10 years. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

- We also exclude certain gains/losses and related tax effects, as well as benefit from tax credit carryforwards, that are either isolated or cannot be expected to occur again with any regularity or predictability, such as those arising from the sale of a business or real estate, the sale of our remaining equity interests in Thoratec and FLIR Systems, and the early retirement of debt, which we believe are not indicative of our normal operating gains and losses.

Thermo's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo's results of operations included in this press release are not meant to be considered superior to or a substitute for Thermo's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables and/or the text of this press release. Thermo's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as decisions concerning the location and timing of facility consolidations, and the timing of and proceeds from the sale of our remaining equity interest in Thoratec. We no longer own any shares of FLIR Systems.

Conference Call
Thermo Electron will hold its earnings conference call on Thursday, February 5, at 11 a.m. Eastern time. To listen, dial 888-872-9028 within the U.S., or 973-633-6740 outside the U.S. You can also listen to the call live on the Web by visiting www.thermo.com. Click on "About Thermo," then "Investors." An audio archive of the call will be available in that section of our Web site until Friday, March 5, 2004. You will also find this press release, including the accompanying reconciliation of non-GAAP financial measures, under the heading "Press Releases," and related information under "Financial Reports," in the Investors section of our Web site.

About Thermo Electron
A world leader in high-tech instruments, Thermo Electron Corporation helps life science, laboratory, and industrial customers advance scientific knowledge, enable drug discovery, improve manufacturing processes, and protect people and the environment with instruments, scientific equipment, and integrated software solutions. Based in Waltham, Massachusetts, Thermo Electron has revenues of more than $2 billion, and employs approximately 11,000 people in 30 countries worldwide. For more information, visit www.thermo.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-Looking Statements" in the company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2003. These include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change, dependence on customers that operate in cyclical industries, general worldwide economic slowdown and related uncertainties, the effect of changes in governmental regulations, dependence on customers' capital spending policies and government funding policies, use and protection of intellectual property, retention of contingent liabilities from businesses we sold, integration and consolidation of instrument businesses, realization of potential future savings from new sourcing initiatives, implementation of new branding strategy, implementation of strategies for improving internal growth, the effect of exchange rate fluctuations on international operations, and potential impairment of goodwill. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Consolidated Statement of Income (unaudited)

| (In thousands except per share amounts) | Three Months Ended | | | |
| | Dec. 31, 2003 | | Dec. 28, 2002 | |
	Reported (a)	Adjusted (b)	Reported (a)	Adjusted (b)
Revenues	$ 583,409	$ 583,409	$ 568,745	$ 568,745
Costs and Operating Expenses:				
Cost of revenues (c)	318,280	318,209	323,470	317,621
Selling, general, and administrative expenses	149,309	149,309	144,235	144,235
Amortization of acquisition-related intangible assets	2,502	-	2,811	-
Research and development expenses	37,041	37,041	38,188	38,188
Restructuring and other costs, net (d)	21,462	-	21,369	-
	528,594	504,559	530,073	500,044
Operating Income	54,815	78,850	38,672	68,701
Interest Income	2,002	2,002	9,685	9,685
Interest Expense	(2,788)	(2,788)	(8,357)	(8,357)
Other Income, Net (e)	6,545	595	19,672	3,233
Income from Continuing Operations Before Income Taxes	60,574	78,659	59,672	73,262
Provision for Income Taxes (f)	(11,404)	(20,990)	(17,520)	(21,126)
Income from Continuing Operations	49,170	57,669	42,152	52,136
Gain on Disposal of Discontinued Operations (net of income tax provision of $7,177 in 2003; includes tax benefit of $7,600 in 2002)	12,758	-	45,000	-
Net Income	$ 61,928	$ 57,669	$ 87,152	$ 52,136
Earnings per Share from Continuing Operations:				
Basic	$ .30		$ .26	
Diluted	$ .30		$ .25	
Earnings per Share (g):				
Basic	$ .38		$ .53	
Diluted	$ .37	$ .35	$ .51	$ .31
Weighted Average Shares:				
Basic	163,427		163,214	
Diluted	167,812	167,812	175,248	175,248

(a) Reported results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and exclude inventory charges (note c), amortization of acquisition-related intangible assets, restructuring and other costs/income (note d), certain other income/expense (note e), the tax consequences of these items and other tax benefit (note f), and gain on disposal of discontinued operations.

(c) Reported results in 2003 include $71,000 of charges primarily for the sale of inventories revalued at the date of acquisition. Reported results in 2002 include $5,563,000 of inventory writedowns for the abandonment of a product line and $286,000 of charges for the sale of inventories revalued at the date of acquisition.

(d) Reported results in 2003 include restructuring and other items consisting principally of severance; abandoned facility and other expenses of real estate consolidation; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure. Reported results in 2002 include restructuring and other items consisting principally of severance; abandoned facility and other expenses of real estate consolidation; net losses on the sale of a business and property; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure.

(e) Reported results include $5,950,000 of gains from the sale of shares of Thoratec Corporation in 2003, and $16,937,000 of gains from the sale of shares of FLIR Systems, Inc. in 2002. Reported results also include losses of $498,000 in 2002 on the early retirement of debt. These items have been excluded from adjusted results.

(f) Adjusted provision for income taxes excludes $5,871,000 and $3,606,000 of incremental tax benefit in 2003 and 2002, respectively, for the items in (b) through (e) and in 2003 excludes $3,715,000 of tax benefit from the sale of a business.

(g) Reported earnings per share and adjusted earnings per share exclude interest expense on convertible debentures of $413,000 and $2,154,000, net of tax, in 2003 and 2002, respectively, for the assumed conversion of such convertible debentures.

Segment Data (h)(i)(j)(k)

(In thousands except percentage amounts)

	Three Months Ended	
	Dec. 31, 2003	Dec. 28, 2002
Life and Laboratory Sciences		
Revenues	$ 376,723	$ 332,687
GAAP Operating Income	56,007	47,600
Cost of Revenue Charges (l)	-	21
Restructuring and Other Items (m)	10,457	12,096
Amortization of Acquisition-related Intangible Assets	1,684	1,774
Adjusted Operating Income	$ 68,148	$ 61,491
GAAP Operating Margin	14.9%	14.3%
Adjusted Operating Margin	18.1%	18.5%
Measurement and Control		
Revenues	$ 153,216	$ 175,646
GAAP Operating Income	9,473	9,797
Cost of Revenue Charges (l)	71	54
Restructuring and Other Items (m)	4,099	7,089
Amortization of Acquisition-related Intangible Assets	647	763
Adjusted Operating Income	$ 14,290	$ 17,703
GAAP Operating Margin	6.2%	5.6%
Adjusted Operating Margin	9.3%	10.1%
Optical Technologies		
Revenues	$ 56,817	$ 64,000
GAAP Operating Income (Loss)	(847)	(7,757)
Cost of Revenue Charges (l)	-	5,774
Restructuring and Other Items (m)	4,137	1,766
Amortization of Acquisition-related Intangible Assets	171	274
Adjusted Operating Income	$ 3,461	$ 57
GAAP Operating Margin	(1.5%)	(12.1%)
Adjusted Operating Margin	6.1%	0.1%
Consolidated (including Corporate Costs)		
Revenues	$ 583,409	$ 568,745
GAAP Operating Income	54,815	38,672
Cost of Revenue Charges (l)	71	5,849
Restructuring and Other Items (m)	21,462	21,369
Amortization of Acquisition-related Intangible Assets	2,502	2,811
Adjusted Operating Income	$ 78,850	$ 68,701
GAAP Operating Margin	9.4%	6.8%
Adjusted Operating Margin	13.5%	12.1%

(h) GAAP operating income (loss) and GAAP operating margin were determined in accordance with U.S. generally accepted accounting principles.

(i) Adjusted operating income and adjusted operating margin are non-GAAP measures and exclude the items in notes (c) and (d) and amortization of acquisition-related intangible assets.

(j) Segment data for 2002 has been revised, consistent with the presentation in 2003, to reflect a realignment of several businesses among the segments and for an allocation to the segments of some costs previously reported as corporate expenses.

(k) Depreciation expense in 2003 was $5,752,000 at Life and Laboratory Sciences, $3,018,000 at Measurement and Control, $2,854,000 at Optical Technologies, and $12,460,000 Consolidated. Depreciation expense in 2002 was $5,403,000 at Life and Laboratory Sciences, $2,549,000 at Measurement and Control, $2,688,000 at Optical Technologies, and $11,366,000 Consolidated.

(l) Includes items described in note (c).

(m) Includes items described in note (d).

Consolidated Statement of Income

	Twelve Months Ended			
	Dec. 31, 2003		Dec. 28, 2002	
(In thousands except per share amounts)	Reported (a)	Adjusted (b)	Reported (a)	Adjusted (b)
Revenues	$ 2,097,135	$ 2,097,135	$ 2,086,355	$ 2,086,355
Costs and Operating Expenses:				
Cost of revenues (c)	1,149,120	1,149,049	1,158,979	1,149,853
Selling, general, and administrative expenses	558,234	558,234	556,337	556,337
Amortization of acquisition-related intangible assets	9,904	-	8,319	-
Research and development expenses	146,394	146,394	155,121	155,121
Restructuring and other costs, net (d)	48,709	-	52,146	-
	1,912,361	1,853,677	1,930,902	1,861,311
Operating Income	184,774	243,458	155,453	225,044
Interest Income	19,673	19,673	47,874	47,874
Interest Expense	(18,676)	(18,676)	(40,916)	(40,916)
Other Income, Net (e)	32,862	3,905	124,083	14,143
Income from Continuing Operations Before Income Taxes and Minority Interest	218,633	248,360	286,494	246,145
Provision for Income Taxes (f)	(45,936)	(66,809)	(92,465)	(75,058)
Minority Interest Income (f)	-	-	331	324
Income from Continuing Operations	172,697	181,551	194,360	171,411
Gain on Disposal of Discontinued Operations (net of income tax provision of $8,141 in 2003; includes tax benefit of $21,008 in 2002)	27,312	-	115,370	-
Net Income	$ 200,009	$ 181,551	$ 309,730	$ 171,411
Earnings per Share from Continuing Operations:				
Basic	$ 1.06		$ 1.15	
Diluted	$ 1.04		$ 1.12	
Earnings per Share (g):				
Basic	$ 1.23		$ 1.84	
Diluted	$ 1.20	$ 1.09	$ 1.73	$ .99
Weighted Average Shares:				
Basic	162,713		168,572	
Diluted (h)	170,730	170,730	186,611	185,824

(a) Reported results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and exclude inventory charges (note c), amortization of acquisition-related intangible assets, restructuring and other costs/income (note d), certain other income/expense (note e), the tax consequences of these items and other tax benefit (note f), and gain on disposal of discontinued operations.

(c) Reported results in 2003 include $71,000 of charges primarily for the sale of inventories revalued at the date of acquisition. Reported results in 2002 include charges of $6,722,000 of inventory writedowns for the abandonment of product lines and $2,404,000 of charges for the sale of inventories revalued at the date of acquisition.

(d) Reported results in 2003 include restructuring and other items consisting principally of severance; abandoned facility and other expenses of real estate consolidation; a writedown to disposal value of a product line and a business that were sold in October 2003; net gains on the sale of a product line and property; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure. Reported results in 2002 include restructuring and other items consisting principally of charges for abandoned equipment at Spectra-Physics; severance; abandoned facility and other expenses of real estate consolidation; cancellation penalties on capital equipment purchases; impairment of abandoned assets; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure. These items are net of gains on the sale of businesses.

(e) Reported results include $16,279,000 of gains from the sale of shares of Thoratec Corporation in 2003, and $13,654,000 and $111,432,000 of gains from the sale of shares of FLIR Systems, Inc. in 2003 and 2002, respectively. Reported results also include losses of $976,000 and $1,492,000 in 2003 and 2002, respectively, on the early retirement of debt. These items have been excluded from adjusted results.

(f) Adjusted results exclude $8,132,000 of incremental tax benefit in 2003, and $17,407,000 and $7,000 of incremental tax provision and minority interest income, respectively, in 2002, for the items in (b) through (e) and in 2003 exclude $9,026,000 of tax benefit from the reversal of a valuation allowance due to expected utilization of foreign tax credit carryforwards and $3,715,000 of tax benefit from the sale of a business.

(g) Reported earnings per share excludes interest expense on convertible debentures of $4,830,000 and $13,986,000, net of tax, in 2003 and 2002, respectively, for the assumed conversion of such convertible debentures. Adjusted earnings per share excludes interest expense on convertible debentures of $4,830,000 and $13,198,000, net of tax, in 2003 and 2002, respectively, for the assumed conversion of such convertible debentures.

(h) Adjusted weighted average diluted shares reflect the dilutive effect on the convertible debentures of the adjustments to net income as described in notes (b) through (g).

Segment Data (i)(j)(k)(l)

(In thousands except percentage amounts)	Twelve Months Ended	
	Dec. 31, 2003	Dec. 28, 2002
Life and Laboratory Sciences		
Revenues	$ 1,291,430	$ 1,204,232
GAAP Operating Income	182,589	172,910
Cost of Revenue Charges (m)	-	1,251
Restructuring and Other Items (n)	21,808	17,968
Amortization of Acquisition-related Intangible Assets	6,591	5,630
Adjusted Operating Income	$ 210,988	$ 197,759
GAAP Operating Margin	14.1%	14.4%
Adjusted Operating Margin	16.3%	16.4%
Measurement and Control		
Revenues	$ 606,197	$ 636,025
GAAP Operating Income	44,549	45,862
Cost of Revenue Charges (m)	71	1,384
Restructuring and Other Items (n)	10,214	12,226
Amortization of Acquisition-related Intangible Assets	2,446	1,613
Adjusted Operating Income	$ 57,280	$ 61,085
GAAP Operating Margin	7.3%	7.2%
Adjusted Operating Margin	9.4%	9.6%
Optical Technologies		
Revenues	$ 211,758	$ 258,640
GAAP Operating Loss	(11,731)	(30,986)
Cost of Revenue Charges (m)	-	6,491
Restructuring and Other Items (n)	11,559	19,391
Amortization of Acquisition-related Intangible Assets	867	1,076
Adjusted Operating Income (Loss)	$ 695	$ (4,028)
GAAP Operating Margin	(5.5%)	(12.0%)
Adjusted Operating Margin	0.3%	(1.6%)
Consolidated (including Corporate Costs)		
Revenues	$ 2,097,135	$ 2,086,355
GAAP Operating Income	184,774	155,453
Cost of Revenue Charges (m)	71	9,126
Restructuring and Other Items (n)	48,709	52,146
Amortization of Acquisition-related Intangible Assets	9,904	8,319
Adjusted Operating Income	$ 243,458	$ 225,044
GAAP Operating Margin	8.8%	7.5%
Adjusted Operating Margin	11.6%	10.8%

(i) GAAP operating income (loss) and GAAP operating margin were determined in accordance with U.S. generally accepted accounting principles.

(j) Adjusted operating income (loss) and adjusted operating margin are non-GAAP measures and exclude the items in notes (c) and (d) and amortization of acquisition-related intangible assets.

(k) Segment data for 2002 has been revised, consistent with the presentation in 2003, to reflect a realignment of several businesses among the segments and for an allocation to the segments of some costs previously reported as corporate expenses.

(l) Depreciation expense in 2003 was $23,211,000 at Life and Laboratory Sciences, $10,698,000 at Measurement and Control, $11,523,000 at Optical Technologies, and $48,644,000 Consolidated. Depreciation expense in 2002 was $21,616,000 at Life and Laboratory Sciences, $11,065,000 at Measurement and Control, $12,496,000 at Optical Technologies, and $48,057,000 Consolidated.

(m) Includes items described in note (c).

(n) Includes items described in note (d).

Condensed Consolidated Balance Sheet

(In thousands)		Dec. 31, 2003		Dec. 28, 2002
Current Assets:				
Cash and cash equivalents	$	303,912	$	339,038
Short-term available-for-sale investments		114,326		536,430
Accounts receivable, net		460,926		429,740
Inventories		343,758		332,804
Other current assets		172,334		133,547
		1,395,256		1,771,559
Property, Plant, and Equipment, Net		300,702		272,908
Other Assets		135,834		190,803
Goodwill		1,557,177		1,416,205
	$	3,388,969	$	3,651,475
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations	$	41,098	$	484,480
Other current liabilities		638,812		619,240
		679,910		1,103,720
Long-term Deferred Income Taxes and Other Long-term Liabilities		91,861		66,137
Long-term Obligations:				
Senior notes		137,874		141,032
Subordinated convertible obligations		77,234		304,549
Other		19,284		5,760
		234,392		451,341
Total Shareholders' Equity		2,382,806		2,030,277
	$	3,388,969	$	3,651,475